FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

File number 82 - 524

82-34640

RECEIVED
2004 APR 22 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

13 April 2004

04024503

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 22nd March 2004, I enclose recent releases to the London Stock Exchange.

Filing of documents with UKLA	-	2nd April 2004
Increase of issued share capital	-	2nd April 2004
Increase of share capital	-	5th April 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Enc.

dlw 4/22

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of Issued Share Capital
Released	16:03 2 Apr 2004
Number	PRNUK-0204

FRIENDS PROVIDENT PLC.

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 2nd April 2004 the issued share capital of the Company has increased to 1,723,300,890 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Share Incentive Plan (`SIP'), the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the 212,016 new ordinary shares to trading on the London Stock Exchange.

Under the Partnership Share element of the SIP, executive directors are able to acquire shares in the Company, in common with all eligible employees. They can do so by contributing for one year from September 2003, up to £125 per month or in lump sum payments up to £1,500 a year. Shares are purchased within 30 days of the contribution being made. Messrs G K Aslet, A R G Gunn, K Satchell and B W Sweetland have each elected to make a maximum monthly contribution. The Company has received notification from G K Aslet, A R G Gunn, K Satchell and B W Sweetland that, of the shares acquired by the Trustees of the SIP, they have each acquired 85 shares for the March contribution.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of share capital
Released	16:30 5 Apr 2004
Number	PRNUK-0504

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 5 April 2004, the issued share capital of the Company has increased to 1,723,317,623 ordinary shares of 10 pence each to satisfy the exercise of option under the Friends Provident Executive Share Option Scheme.

Application has been made for admission of the 16,733 new ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Filing of Documents with UKLA
Released	12:00 2 Apr 2004
Number	PRNUK-0104

Filing of Documents

Report and Accounts for the year ended 31st December 2003 of Friends Provident plc;

Notice of Annual General Meeting 2004 and Summary Financial Statement;

Friends - 2003 Annual Review for Shareholders; and

Example of Proxy Voting Form.

Copies of the above documents have been submitted to the UKLA, and are available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7676 1000

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